SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                        The Securities Exchange Act 1934

                  Report on Form 6-K for the month of June 2003
                                                      -----

                  Hellenic Telecommunications Organization S.A.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

                               99 Kifissias Avenue
                              GR 15181 Amaroussion
                                 Athens, Greece
                                 --------------
                    (Address of Principal Executive Offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F ___ Form 40-F ___

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934.)

                                   Yes ___ No ____


Enclosures:

1. Press release dated June 9, 2003

 The Shareholders of the Hellenic Telecommunications Organization SA are Hereby Invited to the Fiftieth -51ST- Ordinary General Assembly
                 -Fiscal Year 1/1/2002 - 31/12/2002-

    ATHENS, Greece--(BUSINESS WIRE)--June 9, 2003--

         Hellenic Telecommunications Organization SA (OTE SA)
 The Shareholders of the Hellenic Telecommunications Organization SA (Registration Number 347/06/B/86/10 are Hereby Invited to the
              Fiftieth (51ST) Ordinary General Assembly
                 (Fiscal Year 1/1/2002 - 31/12/2002)

    Pursuant to the Law and the Articles of Association and following the resolution of the Board of Directors, at their meeting no 2681, dated June 5, 2003 (agenda item No 4), the Shareholders of the Hellenic Telecommunications Organization SA are hereby invited to the fifty-first (51st) Ordinary General Assembly, to be held on June 30th 2003, Monday, at 16:00 hours, at the company's Headquarters, (99, Kifissias Ave - Marousi), in order to discuss and decide upon the following:

1.  Presentation of the Management Report, the Financing and
    Procurement Reports, and the Audit Reports prepared by Certified Auditors and an Auditor of international repute, on the annual financial statements for fiscal year 2002, including the consolidated financial statements of OTE prepared in accordance with the International Accounting Standards (IAS)

2. Approval of the financial statements and relevant reports for the fiscal year 2002

3.  Approval of the distribution of profits

4. Approval of the distribution of dividends resulting from previous fiscal years' taxed profits (1995)

5. Exemption of the members of the Board of Directors and the Auditors of any liability for fiscal year 2002, pursuant to article 35 of Codified Law 2190/1920

6. Approval of the remuneration paid to the members of the Board of Directors for fiscal year 2002 and determination of their remuneration for 2003.

7. Approval of the remuneration paid in 2002 to the Chairman of the Board of Directors and the Managing Director as well as the Executive Managing Director, and determination of their remuneration for 2003

8. Appointment of Certified Auditors and an Auditor of international repute for fiscal year 2003 and determination of their respective fees

9. Approval of fundamental contractual terms with persons provided for in articles 23a and 24 of C.L. 2190/1920 and authorization for the conclusion of the said contracts

10. Revocation of the decision taken at the Extraordinary General
    Meeting of Shareholders (28/1/2002) relating to the spin-off of OTE's International Installations and International
    Infrastructures and placement thereof under "OTE INTERNATIONAL
    SOLUTIONS SA".

11. Approval of a new member to OTE's Board of Directors, according to article 10, paragraph 4 of the Articles of Association

12. Miscellaneous announcements

    In order to participate, in person or by proxy, in the said
Ordinary General Assembly, Shareholders must:

    -- If they have converted their shares into book entry form, but the said shares are not in their Depository Account, Shareholders must obtain from their Depository Participant certification evidencing ownership of shares (which will not be tradable until conclusion of this General Assembly) and deposit such certification with the OTE Share Registration Office (1st floor, 15, Stadiou Street - Athens) at least five
        (5) full days prior to the date of the General Assembly

    -- If they have converted their shares into book entry form, and the said shares are in their Depository Account, Shareholders must obtain from the Central Securities Depository Office SA certification evidencing ownership of shares (which will not be tradable until conclusion of this General Assembly) and deposit such certification as well as a duly authorized proxy form, with the OTE Share Registration Office (1st floor, 15, Stadiou Street - Athens) at least five (5) full days prior to the date of the General Assembly

    -- If they have not converted their shares into book entry form, they must deposit their share certificates with any bank in Greece or abroad, or the Consignations and Loans Fund, or OTE's Treasury (99, Kifissias Ave. - Maroussi), or OTE Share Registration Office (1st floor, 15, Stadiou Street - Athens) at least five (5) full days prior to the date of the Ordinary General Assembly. By the same deadline, Shareholders must also have deposited their Share Depository Receipts as well as the proxy form with the OTE Share Registration Office, at 15, Stadiou Street - Athens.


                          ATHENS JUNE 5, 2003

              By authorization of the Board of Directors

                           L. ANTONAKOPOULOS

               CHAIRMAN OF THE BOARD - MANAGING DIRECTOR

    About OTE

    OTE is a provider of public, fixed switch domestic and international telephony services in Greece. With local, long distance and international communications services in addition to mobile telephony, internet services, and high-speed data communications, OTE provides consumers and businesses the ability to communicate globally through its extensive network infrastructure. In addition, OTE has a number of International investments in the South East European region and addresses a potential customer base of 60 million people.
    Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE's American Depository Receipts (ADR's) represents 1/2 ordinary share.

    Additional Information is also available on http://www.ote.gr.

Forward-looking statement

    Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2001 filed with the SEC on July 15, 2002. OTE assumes no obligation to update information in this release.

    CONTACT: OTE:
             Dimitris Tzelepis
             Investor Relations Officer,
             +30 210 611 1574;
             email: dtzelepis@ote.gr
             or
             Kostas Bratsikas
             Investor Relations,
             +30 210 611 1428;
             email: brakon@ote.gr
             or
             Taylor Rafferty:
             London:
             +44 20 7936 0400,
             New York:
             +1 212-889-4350
             email: ote@taylor-rafferty.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   Hellenic Telecommunications Organization S.A.


Date: 9 June 2003                        By: /s/ Dimitris Kouvatos
                                             ---------------------
                                         Name:   Dimitris Kouvatos
                                         Title:  Chief Financial Officer